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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 1, 2006	Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 7th Avenue SW, Calgary, Alberta T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A   .

A copy of the Registrant's:

1.
Notice of Annual Meeting and Letter to Shareholders dated March 1, 2006; and

2.
Management Proxy Circular dated February 15, 2006 and form of proxy.

are furnished herewith and are incorporated by reference into the following Registration Statements:

    Registration Statement on Form S-8 #33-47673
    Registration Statement on Form S-8 #333-520
    Registration Statement on Form S-8 #333-9076
    Registration Statement on Form S-8 #333-9078
    Registration Statement on Form S-8 #33-86218
    Registration Statement on Form S-8 #33-77308
    Registration Statement on Form S-8 #333-11280
    Registration Statement on Form S-8 #333-12910
    Registration Statement on Form S-8 #333-101793
    Registration Statement on Form S-8 #333-109424

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation
Date: March 1, 2006	/s/ JACK S. MUSTOE Jack S. Mustoe Senior Vice President, Legal, General Counsel and Corporate Secretary

EXHIBITS

Attached hereto are:

99.1	Notice of Annual Meeting and Letter to Shareholders dated March 1, 2006; and
99.2	Management Proxy Circular dated February 15, 2006 and form of proxy.

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SIGNATURES
EXHIBITS